ZEC, Inc.

1002 North Central Expressway, Suite 495

Richardson, Texas  75080

(214) 676-5475

March 4, 2016

Jay Ingram

Legal Branch Chief

Office of Manufacturing & Construction

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

ZEC, Inc.

Amendment No. 2 to Registration Statement on Form 10

Filed on February 8, 2016

File No. 000-55554

Dear Mr. Ingram:

In response to your letter dated January 21, 2016, we reply below using your comment numbers.

1.

We have revised our disclosure under risk factors by removing references to government regulations because our business is not impacted by them. We continue to state that our business is largely dependent on government spending.

2.

We have revised our discussion under ‘Sales Strategy’ to more fully describe our product status with EPA, DHS and the Navy.

3.

We have revised our discussion under ‘Liquidity” to provide a more detailed discussion of cash flow projections for the coming year.

4.

We have revised our section on ‘Sales of Unregistered Securities’ to include the names of the ten individuals who received restricted shares in 2014.

5.

We have revised the paragraph titled ‘Company Background’ to state that the Second Amended Joint Plan of Reorganization previously submitted as Exhibit 2.1 was the plan confirmed by the Court.

We have also revised our disclosure at appropriate points to reflect the fact that we have entered into a new sales representation agreement with CBI Polymers, Inc. The new agreement is attached to our filing as Exhibit 10.2.

•

The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ E. Thomas Layton

E. Thomas Layton

CEO of ZEC, Inc.